November 7, 2005

By Facsimile and U.S. Mail

J. Kevin Mills, Esq.
Thomas D. Twedt, Esq.
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

	Re:	Insight Communications Company, Inc.
		Schedule 13E-3, Amendment No. 2
      Filed by Insight Communications Company, Inc., Insight
Acquisition Corp.,
      Sidney R. Knafel, Michael S. Willner, Thomas L. Kempner,
James
S.
      Marcus, Andrew G. Knafel, et al.
		Revised Preliminary Proxy Statement on Schedule 14A

Dear Messrs. Mills and Twedt:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3:

Preliminary Proxy Statement
1. We note your response to comment 1 and that you will revise the proxy statement to provide additional information, including that on page 62 (in response to comment 18), once you have finalized those members of management who will receive equity interests in the surviving entity rather than be cashed-out. Note that we may have additional comments at that time. We also understand that you will provide the acknowledgements requested in our initial closing comments once all filing persons are identified, as discussed in your response to comment 20.
2. Revise to include the summary pro forma information required by
Item 1010(c) of Regulation M-A in the document to be distributed to security holders.
3. We reissue comment 19. We note the added disclosure that, "These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Insight, the other parties to such agreements or their respective businesses." As discussed in our prior comment, please revise this language to remove any potential implication that the referenced disclosure does not constitute public disclosure under the federal securities laws. In addition, we note your statement that the "representations and warranties were made as of specific dates, may be subject to important limitations and qualifications, and may have been made for the purposes of allocating contractual risk between the parties rather than to establish matters as facts"(emphasis added). Please tell us why you are unable to state this information with certainty, or clarify the disclosure. Also, with respect to this disclosure, please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

      *  *  *

      Please respond to these comments by promptly amending the filings and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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J. Kevin Mills, Esq.
Thomas D. Twedt, Esq.
November 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE